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                               [ALPNET Letterhead]

April 26, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Re: ALPNET Registration Statement on Form S-3 (File No. 333-43964)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, ALPNET Inc. (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form S-3, file number 333-43964 (the "S-3 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. There has been no sales activity conducted with respect to this offering and no offers or sales of the Company's common stock have been made pursuant to the S-3 Registration Statement.

     Any questions concerning this request or the S-3 Registration Statement may be directed to me at (801) 273-6622.


                                        Very truly Yours,

                                        ALPNET, Inc. (Registrant)


                                        \s\ James R. Morgan
                                        -------------------------------
                                        By: James R. Morgan
                                            As attorney-in-fact